February 20, 2013

Ms. Linda Cvrkel, Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Mad Catz Interactive, Inc.

Form 10-K for the fiscal year ended March 31, 2012

Commission File No. 001-14944

Dear Ms. Cvrkel,

We are in receipt of your letter dated January 31, 2013 with respect to the above-referenced periodic report. We are responding herein to your comments as set forth below. Our responses set forth in this letter are numbered to correspond to the numbered comments in your letter. All capitalized terms used but not defined herein have the meanings assigned to such terms in the above-referenced periodic report. For ease of reference, we have set forth your comments and our response for each item below:

Comment:

1.	We note your disclosure on page F-23 that you do not provide for income taxes on undistributed earnings from non-Canadian subsidiaries as those earnings are considered to be permanently reinvested. Please revise the discussion in your liquidity section of MD&A to include a statement indicating that the company would need to accrue and pay taxes if repatriated; and a statement that the company does not intend to repatriate the funds. Also, please revise Note 10 to disclose the cumulative amount of earnings of foreign subsidiaries in which income taxes have not been provided because they are considered to be permanently reinvested pursuant to ASC 740-30-50 or explain why you do not believe it is practicable to provide such disclosure

Response:

Pursuant to the Staff’s comment on MD&A, we propose disclosing in future filings the following statement in Liquidity and Capital Resources, using the figures from our Form 10-K for the year ended March 31, 2012:

“MCII does not record deferred income taxes on the undistributed earnings of its non-Canadian subsidiaries based upon the Company’s intention to permanently reinvest undistributed earnings. MCII may be subject to income and withholding taxes if earnings of the non-Canadian subsidiaries were distributed.”

To address the Staff’s comment on Note 10 to our consolidated financial statements, we propose disclosing in future filings the following sentence in our Income Taxes disclosure, using the figures from our Form 10-K for the year ended March 31, 2012:

“MCII does not record deferred income taxes on the approximate $39.1 million of undistributed earnings of its non-Canadian subsidiaries based upon the Company’s intention to permanently reinvest undistributed earnings. MCII may be subject to income and withholding taxes if earnings of the non-Canadian subsidiaries were distributed. Considering the MCII tax loss carry forward and related valuation allowance, the deferred tax liability on the Company’s undistributed earnings would be no more than $1.7 million at March 31, 2012.”

Comment:

2.	We note that you have presented the payment of contingent consideration associated with recent acquisition transactions as a cash flow from financing activities in your 2012 consolidated statements of cash flows. As it appears that this payment was made to acquire an equity interest in another entity, please explain why you have classified this payment as a cash flow from financing activities rather than a cash flow from investing activities pursuant to the guidance in ASC 230-10-45-13. Please advise or revise as appropriate.

Response:

Based on our application of ASC 230, we bifurcate payments of contingent consideration between operating and financing activities on our consolidated statement of cash flows. We classify in financing activities the portion of the contingent consideration payment that is included as part of the initial measurement of consideration transferred as part of the acquisition accounting. Because the contingent consideration arrangement is a method of financing our acquisition, this classification is consistent with ASC subparagraph 230-10-45-13c, which indicates that the portion of property, plant, equipment and other productive assets that is not paid for at or soon after the time of purchase is considered seller financing, and future payments are treated as repayment of debt principal (i.e., a financing activity).

We classify in operating activities the portion of the contingent consideration payment that relates to the amount recognized in earnings (e.g., Change in fair value of contingent consideration). This classification is consistent with ASC Section 230-10-20 that states, in part that “cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.”

Comment:

3.	We note that you have reflected the fair value of warrants issued during 2012 of $3,250 in your non-cash investing and financing cash flow disclosures. As it appears that you received cash for the issuance of these warrants which were issued in connection with the securities purchase agreement described in Note 11, and which have been reflected in cash flows from financing activities, we are unclear as to why the fair value of such warrants has been reflected as a non-cash financing activity in your statement of cash flows. Please advise or revise as appropriate.

Response:

We considered the guidance in ASC 230-10-50 regarding non-cash investing and financing activities. During our fiscal year 2012, the Company issued equity securities for net proceeds of $11,350,000. The entire cash proceeds of $11,350,000 was included in our cash flows from financing activities. Because the equity securities were issued with warrants classified as liabilities, we allocated the portion of the proceeds representing the fair value of the warrants to a liability. This allocation was disclosed as a noncash financing activity. While such disclosure may be unnecessary, we decided to be conservative in providing additional disclosure.

Comment:

4.	Please tell us and revise the notes to your financial statements to explain the nature of the line item described as “prior year true-up” in the amount of $(2,477) in the reconciliation of your income tax expense at Canadian statutory rates to your actual income tax expense for fiscal 2012. As part of your response, you should also explain why you believe this amount represents a change in estimate rather than a correction of an error in your financial statements pursuant to the guidance in ASC 250.

Response:

As our tax return for the previous fiscal year is typically finalized and filed during our fiscal 3rd quarter ended December 31, we make certain estimates in the preparation of our consolidated income tax provision based upon the information available to us at that time. When our tax return is finalized, we analyze any differences between our original tax provision estimate and the final tax return. During the quarter ended December 31, 2011, we obtained an updated transfer pricing study covering the fiscal year ended March 31, 2011, which impacted the amount of intercompany royalties between our subsidiaries. As a result of the incorporation of the new transfer pricing policy, we recorded a true-up to the fiscal year ended 2011 income tax provision of $6.2 million, or $2.5 million net of tax, during our fiscal 3rd quarter ended December 31, 2011. We considered the guidance in ASC 250 and concluded this true-up to be a change in accounting estimate as it was based on new information obtained during our fiscal 3rd quarter ended December 31, 2011 and was not available to us during the preparation of the fiscal year ended March 31, 2011 consolidated tax provision.

To address the Staff’s comment, we propose revising our income taxes footnote in future filings to add the following sentence:

“The prior year true-up in fiscal year ended March 31, 2012 is due to updates to the Company’s intercompany pricing policies resulting from the completion of a formal transfer pricing analysis in the third quarter of fiscal 2012 which changed the mix of income among jurisdictions.”

Comment:

5.	We note from the disclosure included in Note 11 that the company accounts for the warrants with exercise price reset features as liabilities that are carried at fair value with changes in fair value included in net earnings (loss) until such time as the warrants are exercised or expire. We also note that the fair value of these warrants decreased from $3,250,000 as of the initial valuation date to $693,000 as of March 31, 2012 which resulted in the recognition of a $2,557,000 gain from the change in the fair value of the warrants during the year ended March 31, 2012. Please tell us and revise Note 11 and MD&A to discuss the changes in facts, circumstances, or assumptions that resulted in the significant decline in the fair value of the warrants from the date of issuance through March 31, 2012.

Response:

The primary reason for the decline in the fair value of the warrants from the initial valuation date to March 31, 2012 was the decrease in our common stock market price from $1.90 at the initial valuation date to $0.62 at March 31, 2012. In response to the Staff’s comment, we propose to include in future filings the following in the Results of Operations discussion included in our MD&A:

“The gain on change in fair value of warrant liability represents the change in fair value of the Warrants issued in connection with the Securities Purchase Agreement. Specifically, the reduction in the Company’s stock price resulted in a decrease in the value of the warrant liability and a gain during fiscal 2012.”

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional inquiries, please contact Allyson Evans at 619-321-3545. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Allyson Evans

Allyson Evans
CFO